SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Barclays Bank PLC

(Name of Subject Company – Issuers)

Barclays PLC

(Names of Filing Persons – Offerors)

6.0% Non-Cumulative Callable Preference Shares (ISIN Code XS0222208539)

4.75% Non-Cumulative Callable Preference Shares (ISIN Code XS0214398199)

6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, evidenced in the form of American Depositary Shares, Series 1 (ISIN Code US06738C8284)

(Title and CUSIP No. of Class of Securities)

Barclays Bank PLC

745 Seventh Avenue, New York, New York 10019

Tel. No: 212-526-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John O’Connor

George H. White

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN, United Kingdom

Tel. No: 011-44-20-7959-8900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,278,368,500	$551,054

*	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) only. This valuation assumes the exchange of £750,000,000 6.0% Non-Cumulative Callable Preference Shares, €1,400,000,000 4.75% Non-Cumulative Callable Preference Shares and $1,000,000,000 6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, evidenced in the form of American Depositary Shares, Series 1. For purposes of calculating the amount of the filing fee only, we have assumed that 100% of the Preference Shares (as defined below) will be validly tendered in the Exchange Offers by holders of such Preference Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001288 and represents a portion of the total filing fee of $835,905 paid in connection with the Registration Statement on Form F-4 (Registration No. 333-195965) filed by Barclays PLC on May 15, 2014.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$551,054	Filing Party:	Barclays PLC
Form or Registration No.:	333-195965	Date Filed:	May 15, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

INTRODUCTORY STATEMENT

This tender offer statement on Schedule TO (this “Schedule TO”) is being filed in satisfaction of the reporting requirements of Rules 13e-4(c)(2) and (d)(1) promulgated under the Securities Exchange Act of 1934, as amended in connection with the offers by Barclays PLC, a public limited company organized under the laws of England and Wales (“Barclays”), to exchange any and all of the 6.0% Non-Cumulative Callable Preference Shares (the “Sterling 6.0% Preference Shares”), 4.75% Non-Cumulative Callable Preference Shares (the “Euro T1 Securities”) and 6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, evidenced in the form of American Depositary Shares, Series 1 (the “U.S. Dollar 6.278% Preference Shares” and together with the Sterling 6.0% Preference Shares and the Euro T1 Securities, the “Preference Shares”), issued by its wholly-owned subsidiary, Barclays Bank PLC (“Barclays Bank”) for the relevant Series of New AT1 Securities (as defined below) to be issued by Barclays. These offers are part of the Exchange Offers described below.

The Exchange Offers

Barclays, or as applicable, Barclays Bank, are offering to exchange as set forth below and on the terms and conditions described in the preliminary prospectus dated May 15, 2014 (the “prospectus”), which is incorporated by reference as an exhibit herein:

•	GBP-denominated 7.00% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2019 and Every Five Years Thereafter) to be issued by Barclays (the “Sterling AT1 Securities”) for any and all 6% Callable Perpetual Core Tier One Notes (ISIN Code XS0150052388), 5.3304% Step-up Callable Perpetual Reserve Capital Instruments (ISIN Code XS0248675364), 6.3688% Step-up Callable Perpetual Reserve Capital Instruments (ISIN Code XS0305103482) and Sterling 6.0% Preference Shares (ISIN Code XS0222208539) issued by Barclays Bank (collectively, the “Sterling T1 Securities”) (such offer, the “Sterling Exchange Offer”);

•	Euro-denominated 6.50% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2019 and Every Five Years Thereafter) to be issued by Barclays (the “Euro AT1 Securities”) for any and all Euro T1 Securities (ISIN Code XS0214398199) issued by Barclays Bank (such offer, the “Euro Exchange Offer”); and

•	U.S. dollar-denominated 6.625% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2019 and Every Five Years Thereafter) to be issued by Barclays (the “Dollar AT1 Securities” and together with the Sterling AT1 Securities and the Euro AT1 Securities, the “New AT1 Securities”) for any and all 6.86% Callable Perpetual Core Tier One Notes (ISIN Code XS0155141830 / US06738CAG42 and CUSIP No. 06738CAG4), 5.926% Step-up Callable Perpetual Reserve Capital Instruments (ISIN Code XS0269453139 / US06739FEY34 and CUSIP No. 06739FEY3), 7.434% Step-up Callable Perpetual Reserve Capital Instruments (ISIN Code XS0322792010 / US06739GAD16 and CUSIP No. 06739GAD1) and U.S. Dollar 6.278% Preference Shares (ISIN Code US06738C8284 and CUSIP No. 06738C828) issued by Barclays Bank (collectively, the “Dollar T1 Securities” and together with the Sterling T1 Securities and the Euro T1 Securities, the “Existing T1 Securities”) (such offer, the “Dollar Exchange Offer” and together with the Sterling Exchange Offer and the Euro Exchange Offer, the “Exchange Offers” and each an “Exchange Offer”), as set forth with respect to the Preference Shares under “Exchange Consideration” plus any applicable Cash Payment Amount, plus any cash amounts (if applicable) in lieu of any fractional New AT1 Securities, on the terms and subject to the conditions set forth in the prospectus. “Cash Payment Amount” means an amount in cash equivalent to the accrued and unpaid interest or dividends, as the case may be, on the relevant Existing T1 Security from (and including) the immediately preceding interest or dividend payment date (each, a “Distribution Date”) to (and excluding) the relevant Settlement Date (as defined herein) of an Exchange Offer as part of the consideration under the relevant Exchange Offer and not, for the avoidance of doubt, as a payment of interest or a dividend on the Existing T1 Securities. The settlement date of the Exchange Offers is expected to be June 17, 2014 (the “Settlement Date”). Barclays is the sole offeror with respect to the Preference Shares.

Upon the terms and subject to the conditions of the Exchange Offers, Barclays, or as applicable its wholly-owned subsidiary, Barclays Bank, will accept tenders for any and all Existing T1 Securities and there will be no priority of acceptance between the different series of Existing T1 Securities with respect to any Exchange Offer.

Each Exchange Offer is subject to the condition that a minimum amount of the corresponding New AT1 Securities are issued (each, a “Minimum New Issue Size”) and other conditions set out below under “The Exchange Offers—Conditions of the Exchange Offers” in the prospectus. In particular:

•	The Sterling Exchange Offer is subject to the condition that a sufficient number of Sterling T1 Securities are validly tendered and not validly withdrawn by the Expiration Date such that at least £150,000,000 aggregate principal amount of the Sterling AT1 Securities will be issued by Barclays;

•	The Euro Exchange Offer is subject to the condition that a sufficient number of Euro T1 Securities are validly tendered and not validly withdrawn by the Expiration Date such that at least €300,000,000 aggregate principal amount of the Euro AT1 Securities will be issued by Barclays; and

•	The Dollar Exchange Offer is subject to the condition that a sufficient number of Dollar T1 Securities are validly tendered and not validly withdrawn by the Expiration Date such that at least $300,000,000 aggregate principal amount of the Dollar AT1 Securities will be issued by Barclays.

Book-entry interests in the Sterling AT1 Securities will be issued in minimum denominations of £200,000 and in integral multiples of £1,000 in excess thereof. Book-entry interests in the Euro AT1 Securities will be issued in minimum denominations of €200,000 and in integral multiples of €1,000 in excess thereof. Book-entry interests in the Dollar AT1 Securities will be issued in minimum denominations of $200,000 and in integral multiples of $1,000 in excess thereof. No fractional New AT1 Securities will be delivered pursuant to the Exchange Offers. Instead, each tendering holder of Existing T1 Securities who would otherwise be entitled to a fractional New AT1 Security will receive cash in an amount equal to such fractional entitlement.

Each Exchange Offer will expire at 11:59 p.m., New York City time, on June 12, 2014 (unless we extend it or terminate it early) (such date and time, as it may be extended, the “Expiration Date”). You may withdraw any Existing T1 Securities that you previously tendered in the relevant Exchange Offer at any time prior to the Expiration Date. In addition, if not previously returned, Existing T1 Securities tendered but not accepted for exchange may be withdrawn after the expiration of 40 business days following the commencement of the Exchange Offer.

Information set forth in the prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

For purposes of this Schedule TO, references to “we,” “us,” “our,” and “Barclays” refer to Barclays PLC (or any successor entity), unless the context requires otherwise. References to the “Group” refers to Barclays PLC (or any successor entity) and its consolidated subsidiaries. References to “Barclays Bank” refer to Barclays Bank PLC (or any successor entity). Each series of the Sterling T1 Securities, the Euro T1 Securities and the Dollar T1 Securities is referred to as a “Series” of Existing T1 Securities. Each series of the Sterling AT1 Securities, the Euro AT1 Securities and the Dollar AT1 Securities is referred to as a “Series” of New AT1 Securities.

Exchange Consideration

(A) Sterling Exchange Offer:

In the Sterling Exchange Offer in respect of the Sterling 6.0% Preference Shares, we are offering to exchange any and all of the Sterling 6.0% Preference Shares listed in the immediately following table for the Sterling AT1 Securities described in the next following table. For each £1,000 of the Sterling 6.0% Preference Shares validly tendered and accepted for exchange, holders of such securities will be eligible to receive a principal amount of the Sterling AT1 Securities set out in the immediately following table under “Exchange Price.” For the avoidance of doubt, the “Exchange Price” column below does not take into account any Cash Payment Amount due to holders of the Existing T1 Securities. The Cash Payment Amount will be paid to tendering holders, if applicable, as a separate cash payment.

Existing T1 Securities	ISIN	Interest Rate / Dividend	First Optional Call Date	Principal Amount Outstanding	Exchange Price (per £1,000 principal amount of Sterling T1 Securities)
Sterling 6.0% Preference Shares	XS0222208539	6.0% to (but excluding) December 15, 2017. From (and including) December 15, 2017, three-month Sterling LIBOR plus 1.42% per annum.	December 15, 2017	£750,000,000	£1,030 principal amount of Sterling AT1 Securities

New AT1 Securities	ISIN	Initial Interest Rate	Reset Sterling Interest Margin	Conversion Price	First Call Date	Minimum New Issue Size
Sterling AT1 Securities	XS1068561098	7.00%	5.084%	£1.65	September 15, 2019	£150,000,000

(B) Euro Exchange Offer:

In the Euro Exchange Offer, we are offering to exchange any and all of the Euro T1 Securities listed in the immediately following table for the Euro AT1 Securities described in the next following table. For each €1,000 of the Euro T1 Securities validly tendered and accepted for exchange, holders of such securities will be eligible to receive a principal amount of the Euro AT1 Securities set out in the immediately following table under “Exchange Price.” For the avoidance of doubt, the “Exchange Price” column below does not take into account any Cash Payment Amount due to holders of the Existing T1 Securities. The Cash Payment Amount will be paid to tendering holders, if applicable, as a separate cash payment.

Existing T1 Securities	ISIN	Interest Rate / Dividend	First Optional Call Date	Principal Amount Outstanding	Exchange Price (per €1,000 principal amount of Euro T1 Securities)
4.75% Non-Cumulative Callable Preference Shares (referred to herein as the Euro T1 Securities)	XS0214398199	4.75% to (but excluding) March 15, 2020. From (and including) March 15, 2020, three-month EURIBOR plus 0.71% per annum.	March 15, 2020	€1,400,000,000	€1,000 principal amount of Euro AT1 Securities

New AT1 Securities	ISIN	Initial Interest Rate	Reset Euro Interest Margin	Conversion Price	First Call Date	Minimum New Issue Size
Euro AT1 Securities	XS1068574828	6.50%	5.875%	€2.02	September 15, 2019	€300,000,000

(C) Dollar Exchange Offer:

In the Dollar Exchange Offer in respect of the U.S. Dollar 6.278% Preference Shares, we are offering to exchange any and all of the U.S. Dollar 6.278% Preference Shares listed in the immediately following table for the Dollar AT1 Securities described in the next following table. For each $1,000 of the U.S. Dollar 6.278% Preference Shares validly tendered and accepted for exchange, holders of such securities will be eligible to receive a principal amount of the Dollar AT1 Securities set out in the immediately following table under “Exchange Price.” For the avoidance of doubt, the “Exchange Price” column below does not take into account any Cash Payment Amount due to holders of the Existing T1 Securities. The Cash Payment Amount will be paid to tendering holders, if applicable, as a separate cash payment.

Existing T1 Securities	ISIN / CUSIP	Interest Rate / Dividend	First Optional Call Date	Principal Amount Outstanding	Exchange Price (per $1,000 principal amount of Dollar T1 Securities)
U.S. Dollar 6.278% Preference Shares	US06738C8284 / 06738C828	6.278% to (but excluding) December 15, 2034. From (and including) December 15, 2034, three-month U.S. dollar LIBOR plus 1.55% per annum.	December 15, 2034	$1,000,000,000	$1,060 principal amount of Dollar AT1 Securities

New AT1 Securities	ISIN / CUSIP	Initial Interest Rate	Reset Dollar Interest Margin	Conversion Price	First Call Date	Minimum New Issue Size
Dollar AT1 Securities	US06738EAB11 / 06738E AB1	6.625%	5.022%	$2.77	September 15, 2019	$300,000,000

Item 1. Summary Term Sheet

The information set forth in the prospectus in the section entitled “Summary—Summary Terms of the Exchange Offers” is incorporated by reference herein.

Item 2. Subject Company Information

(a) Name and Address. The principal office of Barclays Bank is located in Barclays’ principal executive offices at 1 Churchill Place, London E14 5HP, United Kingdom. The telephone number of Barclays Bank is 011-44-20-7116-1000.

(b) Securities. The subject class of securities are the Preference Shares. As of the date of this filing, Preference Shares were outstanding in the following aggregate amounts:

£750,000,000 Sterling 6.0% Preference Shares

€1,400,000,000 4.75% Non-Cumulative Callable Preference Shares

$1,000,000,000 U.S. Dollar 6.278% Preference Shares

(c) Trading Market and Price. The Preference Shares are listed on the Luxembourg Stock Exchange.

The high and low sales prices for the Preference Shares for each quarter during the past two years are as follows:

	Trading Price(1)
	2Q12		3Q12		4Q12		1Q13		2Q13		3Q13		4Q13		1Q14
	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min
Sterling 6.0% Preference Shares	£68.4	£58.1	£72.2	£59.9	£84.6	£71.2	£89.3	£85.3	£95.8	£85.4	£92.4	£86.3	£95.1	£89.9	£97.5	£94.1
4.75% Non-Cumulative Callable Preference Shares	€60.4	€51.8	€63.6	€52.6	€76.2	€60.1	€77.6	€71.3	€77.0	€67.7	€79.6	€71.4	€88.5	€79.3	€89.6	€85.3
U.S. Dollar 6.278% Preference Shares	$83.8	$73.9	$92.5	$76.2	$94.8	$90.5	$98.6	$95.5	$100.8	$91.6	$93.5	$90.8	$96.1	$92.8	$99.6	$96.0

(1)	Source: Bloomberg Valuation Service.

Item 3. Identity and Background of Filing Person

(a) Name and address. Barclays is the filing person. The principal office of Barclays is 1 Churchill Place, London E14 5HP, United Kingdom. The telephone number of Barclays is 011-44-20-7116-1000.

Barclays Bank is a wholly-owned subsidiary of Barclays.

As required by General Instruction C to Schedule TO, the following persons are the directors of Barclays:

Name	Position with Barclays	Director Since
Sir David Walker	Group Chairman	2012
Antony Jenkins	Chief Executive and Executive Director (Principal Executive Officer)	2012
Tushar Morzaria	Group Financial Director (Principal Financial and Accounting Officer)	2013
Mike Ashley	Non-Executive Director	2013
Tim Breedon CBE	Non-Executive Director	2012
Crawford Gillies	Non-Executive Director	2014
Reuben Jeffery III	Non-Executive Director	2009
Wendy Lucas-Bull	Non-Executive Director	2013
Dambisa Moyo	Non-Executive Director	2010
Frits van Paasschen	Non-Executive Director	2013
Sir Michael Rake	Non-Executive Director	2008
Diane de Saint Victor	Non-Executive Director	2013
Sir John Sunderland	Non-Executive Director	2005
Steve Thieke	Non-Executive Director	2014

As required by General Instruction C to Schedule TO, the following persons are the executive officers of Barclays.

Name	Position with Barclays
Antony Jenkins	Chief Executive and Executive Director (Principal Executive Officer)
Tushar Morzaria	Group Financial Director (Principal Financial and Accounting Officer)
Robert Le Blanc	Chief Risk Officer
Irene McDermott Brown	Group Human Resources Director
Bob Hoyt	Group General Counsel
Valerie Soranno Keating	CEO, Barclaycard
Thomas King	Chief Executive, Corporate and Investment Banking
Maria Ramos	Chief Executive, Absa Group and Barclays Africa
Mike Roemer	Group Head of Compliance
Ashok Vaswani	CEO, Retail and Business Banking
Darryl West	Interim Chief Operations and Technology Officer

No single person or group of persons controls Barclays.

The business address and telephone number of each of the above directors and executive officers of Barclays is c/o Barclays PLC, 1 Churchill Place, London E14 5HP, United Kingdom. The telephone number of Barclays is 011-44-20-7116-1000.

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the prospectus in the sections entitled “Summary,” “Capitalization and Indebtedness,” “The Exchange Offers,” “Description of the New AT1 Securities,” “Comparison of the Material Terms of the Existing Preference Shares and the New AT1 Securities,” and “Tax Considerations” is incorporated by reference herein.

(1)	Tender Offers.

(i)	The total number and class of securities sought in the offer. The information set forth in the prospectus in the sections entitled “Summary,” “The Exchange Offers” and “Description of the New AT1 Securities” is incorporated by reference herein.

(ii)	The type and amount of consideration offered to security holders. The information set forth in the prospectus in the sections entitled “Summary,” “The Exchange Offers” and “Description of the New AT1 Securities” is incorporated by reference herein.

(iii)	The scheduled expiration date. The information set forth in the prospectus in the sections entitled “Summary” and “The Exchange Offers” is incorporated by reference herein.

(iv)	Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. Not applicable.

(v)	Whether the offer may be extended, and if so, how it could be extended. The information set forth in the prospectus in the sections entitled “Summary” and “The Exchange Offers” is incorporated by reference herein.

(vi)	The dates before and after which security holders may withdraw securities tendered in the offer. The information set forth in the prospectus in the sections entitled “Summary” and “The Exchange Offers” is incorporated by reference herein.

(vii)	The procedures for tendering and withdrawing securities. The information set forth in the prospectus in the sections entitled “Summary” and “The Exchange Offers” is incorporated by reference herein.

(viii)	The manner in which securities will be accepted for payment. The information set forth in the prospectus in the section entitled “Summary” and “The Exchange Offers” is incorporated by reference herein.

(ix)	If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed. Not applicable.

(x)	An explanation of any material differences in the rights of security holders as a result of the transaction, if material. The information set forth in the prospectus in the sections entitled “Description of the New AT1 Securities” and “Comparison of the Material Terms of the Preference Shares and the New AT1 Securities” is incorporated by reference herein.

(xi)	A brief statement as to the accounting treatment of the transaction, if material. The information set forth in the prospectus in the sections entitled “Capitalization and Indebtedness” and “The Exchange Offers—Accounting Treatment” is incorporated by reference herein.

(xii)	The federal income tax consequences of the transaction, if material. The information set forth in the prospectus in the section entitled “Tax Considerations—Certain U.S. Federal Income Tax Considerations Related to Participation in the Exchange Offers” is incorporated by reference herein.

(2)	Mergers or Similar Transactions. Not applicable.

(b) Purchases. To Barclays’ knowledge based on reasonable inquiry, no Preference Shares will be purchased from any person whose ownership would be required to be disclosed by this item in connection with the Exchange Offers.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. Barclays and Barclays Bank will enter into a call option agreement on or prior to the Settlement Date of the Exchange Offers, pursuant to which Barclays will grant Barclays Bank the right to purchase from Barclays any or all of Barclays Bank’s preference shares beneficially held by Barclays from time to time (the “Call Option”). The purchase price payable by Barclays Bank upon exercise of the Call Option is a cash amount equal to the market value of the consideration given by Barclays for its own acquisition of such preference shares or such other amount in cash as Barclays and Barclays Bank may agree. The Call Option may be exercised multiple times and expires after five years.

Barclays beneficially owns the whole of the issued ordinary share capital of Barclays Bank. Barclays also guarantees from time to time certain of Barclays Bank’s obligations in the ordinary course of Barclays Bank’s business.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes of the transaction. The information set forth in the prospectus in the section entitled “The Exchange Offers—Purpose of the Exchange Offers” is incorporated by reference herein.

(b) Use of securities acquired. Any Preference Shares that are accepted for exchange pursuant to the Exchange Offers are expected to be repurchased by Barclays Bank from Barclays and then cancelled by Barclays Bank.

(c) Plans. The information set forth in the prospectus under the caption “Capitalization and Indebtedness” is incorporated herein by reference. There are no plans or proposals that relate to or would result in any of the effects or circumstances described in Items (1), (2), (4), (5), (6), (7), (8), (9) or (10) of Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The consideration to be used in the Exchange Offers consists of the New AT1 Securities, plus any applicable Cash Payment Amount, plus any cash amounts (if applicable) in lieu of any fractional New AT1 Securities. If 100% of the Preference Shares are tendered and accepted for exchange, New AT1 Securities in the aggregate principal amount of $4.3 billion and an aggregate Cash Payment Amount of $62 million (assuming a Settlement Date of June 17, 2014), will be delivered (based on an exchange rate of €1.00=$1.3704 and £1.00=$1.6826 on May 13, 2014 as reported by Bloomberg). The cash consideration in the transaction will be funded entirely from the Group’s cash on hand.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. Barclays Capital Securities Limited, an indirect wholly-owned subsidiary of Barclays, beneficially owns (i) Sterling 6.0% Preference Shares with an aggregate liquidation preference of £1,300,000 (amounting to 0.17% of the aggregate liquidation preference of Sterling 6.0% Preference Shares currently outstanding) and (ii) Euro T1 Securities with an aggregate liquidation preference of €290,000 (amounting to 0.02% of the aggregate liquidation preference of Euro T1 Securities currently outstanding). Barclays Bank, a direct wholly-owned subsidiary of Barclays, beneficially owns U.S. Dollar 6.278% Preference Shares with an aggregate liquidation preference of $200,000 (amounting to 0.02% of the aggregate liquidation preference of U.S. Dollar 6.278% Preference Shares currently outstanding). With the exception of the ownership positions described in the previous two sentences and to the best knowledge of Barclays, no Preference Shares are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the prospectus under the headings “Summary,” “The Exchange Offers—Exchange Agents,” “The Exchange Offers—Dealer Managers,” “The Exchange Offers—Fees and Expenses” and “The Exchange Offers—No Recommendation” is incorporated herein by reference.

Item 10. Financial Statements.

The following financial statements and information are incorporated herein by reference:

•	Joint Annual Report of Barclays PLC and Barclays Bank PLC on Form 20-F for the year ended December 31, 2013, as filed with the SEC on March 14, 2014, including its audited consolidated financial statements and the notes thereto; and

•	Joint Periodic Report of Barclays PLC and Barclays Bank PLC on Form 6-K, including a summary of its condensed consolidated financial information as of March 31, 2014 for the three month periods ended March 31, 2014 and 2013, as furnished to the SEC on May 6, 2014.

Copies of the financial statements incorporated herein by reference pursuant to this Item 10 can be obtained as provided in the prospectus under the heading “Where You Can Find More Information About Us.”

Item 11. Additional Information

(a) Agreements, regulatory requirements and legal proceedings.

(1) None.

(2) Barclays is subject to the capital adequacy requirements adopted in the European Union and implementation thereof by the Prudential Regulatory Authority (the “PRA”) in the United Kingdom, as well as to binding regulatory technical standards to be developed by the European Banking Authority. Barclays has received the PRA’s approval in connection with the Exchange Offer. Barclays is also required to comply with U.S. federal and state securities laws and tender offer rules. In addition, Barclays is required to comply with the regulations and rules of the Luxembourg Stock Exchange and applicable United Kingdom and Luxembourg securities laws.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Other material information. None.

Item 12. Exhibits.

The following are included as exhibits to this Schedule TO:

Exhibit No.	Description

(a)(4)(A)	Preliminary Prospectus, dated May 15, 2014 (1)

(d)	Form of Call Option Agreement to be entered into between Barclays and Barclays Bank

(h)(1)	Tax Opinion of Sullivan & Cromwell LLP (2)

(h)(2)	Tax Opinion of Clifford Chance LLP (3)

(1)	Incorporated by reference to Barclays PLC’s Registration Statement No. 333-195965, filed with the Commission on May 15, 2014 and incorporated by reference herein.
(2)	Filed as Exhibit 8.2 to Barclays PLC’s Registration Statement No. 333-195965, filed with the Commission on May 15, 2014 and incorporated by reference herein.
(3)	Filed as Exhibit 8.1 to Barclays PLC’s Registration Statement No. 333-195965, filed with the Commission on May 15, 2014 and incorporated by reference herein.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2014

BARCLAYS PLC

By:	/s/ Tushar Morzaria
Name:	Tushar Morzaria
Title:	Group Finance Director